# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Solaris Resources Inc., CIK 0002019103
CUSIP: 83419D201
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: NEUHOFSTRASSE 5A, Baar, Switzerland (V8), 6340
Date of event which requires filing of this statement: 10/03/2025
Amends the filing with accession number 0000912282-24-000802
Filed by CIK 0001829974
Persons authorized to receive notices and communications: Daniel Earle, Suite 555, 999 Canada Place, Vancouver, British Columbia Canada (A1), V6C 3E1, (604-687-1717; copy to: Jason K. Brenkert, Dorsey & Whitney LLP, 1400 Wewatta Street, Suite 400, Denver, Colorado (CO), 80202-5549, (303) 629-3445

## Reporting persons
- EARLE DANIEL (CIK 0001829974): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: personal funds (PF), other (OO); sole voting power 8,014,375; sole dispositive power 8,014,375; aggregate amount beneficially owned 8,014,375 (4.8% of the class)
  Comment: Amounts reported in Items 7, 9, and 11 represent 6,141,875 common shares held directly; 972,500 common shares held indirectly through 2210637 Ontario Ltd., of which the Reporting Person is sole beneficial owner and officer; and 900,000 options.
  
  The percentages used herein are calculated on a partially diluted basis based upon 166,202,804 outstanding shares of Solaris Resources Inc., as of October 3, 2025, plus 900,000 options to purchase common shares held by Daniel Earle, and included pursuant to Rule 13d-3(d)(1)(i) of the Act.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: Solaris Resources Inc.
Address of issuer's principal executive offices: NEUHOFSTRASSE 5A, Baar, Switzerland (V8), 6340
Comment: This Amendment No. 1 to Schedule 13D ("Amendment No. 1") relates to the Common Shares, no par value ("Common Shares"), of Solaris Resources Inc. (the "Issuer" or the "Company"). This Amendment No. 1 amends and supplements, as set forth below, the Schedule 13D filed by Mr. Earle on November 14, 2024 (the "Original Schedule 13D"). All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. The Original Schedule 13D is amended and supplemented by adding the information contained herein, and only those items amended are reported herein.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Daniel Earle acquired 417,441 Common Shares pursuant to the cashless exercise of Options (defined below). He was granted the Options under the Issuer's Stock Option Plan in consideration of his services as President and Chief Executive Officer of Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction: Mr. Earle exercised Options on October 2, 2025, as discussed in Item 5c below, on a cashless basis pursuant to the terms of the Options to acquire 417,441 Common Shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof Mr. Earle may be deemed to beneficially own 8,014,375 Common Shares of the Issuer, representing approximately 4.8% of the Common Shares outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose: Number of Common Shares reported herein includes (i) 6,141,875 common shares held directly; (ii) 972,500 common shares held indirectly through 2210637 Ontario Ltd., of which the Reporting Person is sole beneficial owner and officer; and (iii) 900,000 options, 350,000 of which are exercisable within the next 60 days.
Transactions in the class effected during the past sixty days:
Mr. Earle acquired 417,441 Common Shares on October 2, 2025 through a cashless exercise of options, at a deemed purchase price of C$4.90 (US$3.51 using an exchange rate of US$1.00:C$1.3963).

Mr. Earle sold 417,441 Common Shares on October 3, 2025 at C$8.90 (US$6.38 using an exchange rate of US$1.00:C$1.3953).
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Mr. Earle ceased to hold more than five percent of the Issuer's Common Shares on October 3, 2025.

## Signatures
- EARLE DANIEL: /s/ Daniel Earle, Daniel Earle (10/06/2025)